SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
to
SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
CHAPARRAL RESOURCES, INC.

(Name of Issuer)
Chaparral Resources, Inc.
Open Joint Stock Company
“Oil Company “LUKOIL”
LUKOIL Overseas Holding Ltd.
NRL Acquisition Corp.

(Name of Persons Filing Statement)
COMMON STOCK

(Title of Class of Securities)
159420207

(CUSIP Number of Class of Securities)

Alan D. Berlin	Nikolai Isaakov
Secretary	President
Chaparral Resources, Inc.	NRL Acquisition Corp.
2 Gannett Drive, Suite 418	1 Bolshaya Ordynka
White Plains, New York 10604	Moscow 115035
+1 (866) 599-3822	Russia
+7 (495) 933-1700

Vagit Alekperov	R. Joel Swanson, Esq.
President	Baker Botts LLP
Open Joint Stock Company “Oil Company “LUKOIL”	One Shell Plaza
Sretensky Blvd. 11	910 Louisiana
Moscow 101000	Houston, Texas 77002-4995
Russia	+1 (713) 229-1330
+7 (495) 927-4444

Andrei Kuzyaev	Richard J. Wilkie, Esq.
President	Akin Gump Strauss Hauer & Feld LLP
LUKOIL Overseas Holding Ltd.	Ducat Place II
1 Bolshaya Ordynka	7 Gasheka Street
Moscow 115035	Moscow 123056
Russia	Russia
+7 (495) 933-1700	+7 (495) 783-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
         Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION* $88,646,045.80	AMOUNT OF FILING FEE** $9,485.13

*	For purposes of calculating the filing fee only. Determined by multiplying 15,283,801 shares of common stock, par value $0.0001 per share, of Chaparral Resources, Inc. by $5.80 per share. The number of shares of common stock is equal to the total number of outstanding shares of common stock of Chaparral Resources, Inc. entitled to receive the merger consideration.

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005, the amount of the filing fee was determined by multiplying $0.000107 by the transaction valuation.
         ☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,485.13
Form or Registration No.:	Schedule 14A
Filing Party:	Chaparral Resources, Inc.
Date Filed:	April 28, 2006

INTRODUCTION
     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Chaparral Resources, Inc., a Delaware corporation (“Chaparral”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Open Joint Stock Company “Oil Company “LUKOIL” (“LUKOIL”); (3) LUKOIL Overseas Holding Ltd., a British Virgin Islands corporation and subsidiary of LUKOIL (“LUKOIL Overseas”); (4) NRL Acquisition Corp., a Delaware corporation and wholly owned subsidiary of LUKOIL Overseas (“NRL Acquisition” and, together with Chaparral, LUKOIL and LUKOIL Overseas, the “Filing Persons”).
     Pursuant to an Agreement and Plan of Merger, dated as of March 13, 2006, among Chaparral, LUKOIL Overseas and NRL Acquisition, NRL Acquisition will merge with and into Chaparral, and Chaparral will be the surviving corporation. Upon completion of the merger, each holder of issued and outstanding shares of Chaparral common stock will be entitled to receive $5.80 in cash, without interest, except for: (1) each share of Chaparral common stock held by LUKOIL Overseas or its affiliates, which will be converted into the right of Caspian Investments Resources Ltd., a company wholly owned indirectly by LUKOIL Overseas, to receive .00004361916 shares of the surviving corporation; (2) treasury shares of Chaparral common stock, which will be canceled and retired without any payment therefor; and (3) shares held by stockholders who properly exercise appraisal rights in accordance with Delaware law. Upon completion of the merger, Caspian Investments Resources Ltd. will be the sole stockholder of Chaparral as the surviving corporation.
     On August 25, 2006, Chaparral filed a definitive proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which was amended pursuant to an amendment to the definitive proxy statement filed on August 29, 2006 and by Amendment No. 2 to the definitive proxy statement filed on September 6, 2006 and supplemented by definitive additional materials to the definitive proxy statement being filed concurrently with the filing of this Schedule 13E-3 (the definitive proxy statement filed on August 25, 2006, as amended on August 29, 2006 and September 6, 2006 and supplemented on the date of this Schedule 13E-3 is referred to in this Schedule 13E-3 as the “Definitive Proxy Statement”). The Chaparral board of directors will be soliciting proxies from Chaparral stockholders in connection with Chaparral’s special meeting of stockholders to be held on September 29, 2006 at which time Chaparral stockholders will vote on a proposal to adopt and approve the merger agreement and the merger described above, pursuant to the Definitive Proxy Statement. The Definitive Proxy Statement is Exhibit (a)(1) hereto and a copy of the merger agreement is attached thereto as Exhibit A. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Definitive Proxy Statement.
     The information set forth in the Definitive Proxy Statement, including all exhibits and annexes thereto, is expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the exhibits and annexes thereto.

ITEM 1.	SUMMARY TERM SHEET.

The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” in the proxy statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	NAME AND ADDRESS. The information contained in the sections entitled “SUMMARY TERM SHEET” and “PARTIES TO THE MERGER” in the proxy statement is incorporated herein by reference.

(b)	SECURITIES. The information contained in the section entitled “MARKET AND MARKET PRICE—Number of Stockholders” in the proxy statement is incorporated herein by reference.

(c)	TRADING MARKET AND PRICE. The information contained in the section entitled “MARKET AND MARKET PRICE—Market Information” in the proxy statement is incorporated herein by reference.

(d)	DIVIDENDS. The information contained in the section entitled “MARKET AND MARKET PRICE—Dividends” in the proxy statement is incorporated herein by reference.

(e)	None.

(f)	PRIOR STOCK PURCHASES. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a), (b), (c)	NAME AND ADDRESS; BUSINESS AND BACKGROUND ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “PARTIES TO THE MERGER” and “WHERE YOU CAN FIND

MORE INFORMATION” in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference. Chaparral, one of the Filing Persons, is also the subject company. During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws:
1) to the best knowledge of Chaparral, each of Chaparral’s current directors or executive officers; and 2) to the best knowledge of LUKOIL, LUKOIL Overseas and NRL Acquisition, each current director or executive officer of LUKOIL, LUKOIL Overseas and NRL Acquisition.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) (1)	TENDER OFFERS. Not applicable.

(a) (2) (i)	TRANSACTION DESCRIPTION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(a) (2) (ii)	CONSIDERATION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates,” “THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates” and “THE MERGER AGREEMENT— Merger Consideration” in the proxy statement is incorporated herein by reference.

(a) (2) (iii)	REASONS FOR TRANSACTION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” and “SPECIAL FACTORS—Purpose and Structure of the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (iv)	VOTE REQUIRED FOR APPROVAL. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Vote Required” and “THE MERGER AGREEMENT—Conditions to the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (v)	DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS—Effects of the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (vi)	ACCOUNTING TREATMENT. The information contained in the section entitled “THE MERGER—Anticipated Accounting Treatment of the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (vii)	INCOME TAX CONSEQUENCES. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER— Material United States Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

(c)	DIFFERENT TERMS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates” in the proxy statement is incorporated herein by reference.

(d)	APPRAISAL RIGHTS. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER — Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e)	PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information contained in the sections entitled “THE SPECIAL MEETING—Record Date and Voting Rights,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS — Provisions for Unaffiliated Stockholders” and “THE MERGER—Appraisal Rights” in the proxy statement is incorporated herein by reference.

(f)	ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	TRANSACTIONS. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” and “SPECIAL FACTORS—Certain Relationships and Related Transactions” in the proxy statement is incorporated herein by reference.

(b), (c)	SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Effects of the Merger” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

(e)	AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	USE OF SECURITIES ACQUIRED. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates” in the proxy statement is incorporated herein by reference.

(c)	PLANS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER AGREEMENT” and “SPECIAL FACTORS—Plans for Chaparral” in the proxy statement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c)	PURPOSES; REASONS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of LUKOIL and NRL Acquisition as to Fairness” and “SPECIAL FACTORS—Purpose and Structure of the Merger” in the proxy statement is incorporated herein by reference.

(b)	ALTERNATIVES. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement, and in the definitive additional materials to the proxy statement filed with the Securities and Exchange Commission on September 19, 2006, “RECENT DEVELOPMENTS—Special Committee’s Request for Additional Information” is incorporated herein by reference.

(d)	EFFECTS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of LUKOIL and NRL Acquisition as to Fairness,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER — Estimated Fees and Expenses of the Merger,” “THE MERGER— Material United States Federal Income Tax Consequences,” “THE MERGER AGREEMENT” and “SPECIAL FACTORS—Certain Benefits and Detriments of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a), (b)	FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of LUKOIL and NRL Acquisition as to Fairness,” “SPECIAL FACTORS—Purpose and Structure of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS—Presentations of LUKOIL’s Financial Advisors” in the proxy statement, in Exhibit C to the proxy statement, “Opinion of Petrie Parkman & Co., Inc. dated March 10, 2006,” and in the definitive additional materials to the proxy statement filed with the Securities and Exchange Commission on September 19, 2006, “RECENT DEVELOPMENTS—Special Committee’s Request for Additional Information” is incorporated herein by reference.

(c)	APPROVAL OF SECURITY HOLDERS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date and Voting Information,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” and “THE MERGER AGREEMENT—Conditions to the Merger,” in the proxy statement is incorporated herein by reference.

(d)	UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” and “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” in the proxy statement, and in the definitive additional materials to the proxy statement filed with the Securities and Exchange Commission on September 19, 2006, “RECENT DEVELOPMENTS—Special Committee’s Request for Additional Information” is incorporated herein by reference.

(e)	APPROVAL OF DIRECTORS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement, and in the definitive additional materials to the proxy statement filed with the Securities and Exchange Commission on September 19, 2006, “RECENT DEVELOPMENTS—Special Committee’s Request for Additional Information” is incorporated herein by reference.

(f)	OTHER OFFERS. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) — (c)	REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,”

“SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee,” “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” and “SPECIAL FACTORS—Presentations of LUKOIL’s Financial Advisors” in the proxy statement, in Exhibit C to the proxy statement, “Opinion of Petrie Parkman & Co., Inc. dated March 10, 2006,” and in the definitive additional materials to the proxy statement filed with the Securities and Exchange Commission on September 19, 2006, “RECENT DEVELOPMENTS—Special Committee’s Request for Additional Information” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)	SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER—Merger Financing; Sources of Funds” in the proxy statement is incorporated herein by reference.

(c)	EXPENSES. The information contained in the sections entitled “SUMMARY TERM SHEET,” “THE SPECIAL MEETING—Proxy Solicitation,” “THE MERGER—Estimated Fees and Expenses of the Merger” and “THE MERGER AGREEMENT—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	SECURITIES OWNERSHIP. The information contained in the sections “SPECIAL MEETING—Vote Required,” “SPECIAL FACTORS—Interests of Directors and Officers in the Merger” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

(b)	SECURITIES TRANSACTIONS. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE SPECIAL MEETING—Record Date and Voting Rights” in the proxy statement is incorporated herein by reference.

(e)	RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	FINANCIAL INFORMATION. The information contained in the sections entitled “CHAPARRAL RESOURCES, INC. SELECTED HISTORICAL FINANCIAL DATA,” “RATIO OF EARNINGS TO FIXED CHARGES” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement, and in Item 8, “Financial Statements and Supplementary Data,” of Chaparral’s most recent Annual Report on Form 10-K, is incorporated herein by reference.

(b)	PRO FORMA INFORMATION. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b)	SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled “SPECIAL FACTORS—Presentations of LUKOIL’s Financial Advisors,” “THE SPECIAL MEETING—Proxy Solicitation” and “THE MERGER—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)	OTHER MATERIAL INFORMATION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER—Litigation Relating to the Merger” in the proxy statement, and in the definitive additional materials to the proxy statement filed with the Securities and Exchange Commission on September 19, 2006, “RECENT DEVELOPMENTS—Special Committee’s Request for Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)(1)(A)
Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 25, 2006, as amended on August 29, 2006 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2006).

(a)(1)(B)
Amendment No. 2 to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 6, 2006 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 6, 2006).

(a)(1)(C)	Definitive Additional Materials to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 19, 2006 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 19, 2006).

(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission together with the Definitive Proxy Statement on Schedule 14A on August 29, 2006 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2006).

(a)(3)	Press Release, dated March 13, 2006 (incorporated hereby by reference to Exhibit 99.1 to Chaparral’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2006).

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)(1)	Fairness Opinion of Petrie Parkman & Co., Inc. dated March 10, 2006 (incorporated herein by reference to Exhibit C to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2006).

(c)(2)	Written Materials of Petrie Parkman & Co., Inc. presented to the Special Committee of the Board of Directors of Chaparral Resources, Inc. on March 10, 2006 (incorporated herein by reference to Exhibit (c)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2006).

(c)(3)	Written Materials of Petrie Parkman & Co., Inc. presented to the Special Committee of the Board of Directors of Chaparral Resources, Inc. on January 27, 2006 (incorporated herein by reference to Exhibit(c)(3) to the Schedule 13E-3/A filed with the Securities and Exchange Commission on June 20, 2006).

(c)(4)	Written Materials of Petrie Parkman & Co., Inc. presented to the Special Committee of the Board of Directors of Chaparral Resources, Inc. on February 21, 2006 (incorporated herein by reference to Exhibit (c)(4) to the Schedule 13E-3/A filed with the Securities and Exchange Commission on June 20, 2006).

(c)(5)	Fairness Opinion of BMO Nesbitt Burns dated October 28, 2005 (incorporated herein by reference to Exhibit (c)(5) to the Schedule 13E-3/A filed with the Securities and Exchange Commission on June 20, 2006).

(c)(6)	Valuation Report of Aton Capital Limited dated January 13, 2006 (incorporated herein by reference to Exhibit (c)(6) to the Schedule 13E-3/A filed with the Securities and Exchange Commission on June 20, 2006).

(c)(7)	Valuation Report of Aton Capital Limited dated March 13, 2006 (incorporated herein by reference to Exhibit (c)(7) to the Schedule 13E-3/A filed with the Securities and Exchange Commission on June 20, 2006).

(d)	Agreement and Plan of Merger, dated as of March 13, 2006, among Chaparral, LUKOIL Overseas and NRL Acquisition (incorporated herein by reference to Exhibit A to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the Schedule 14A filed with the Securities and Exchange Commission on August 29, 2006).

(g)	Not applicable.
SIGNATURES
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: September 19, 2006

CHAPARRAL RESOURCES, INC.
By:	/s/ Charles Talbot
Vice President Finance and Chief Financial Officer

OPEN JOINT STOCK COMPANY "OIL COMPANY "LUKOIL''
By:	/s/ Oktay Movsumov
Attorney-in-fact for Vagit Alekperov, President

LUKOIL OVERSEAS HOLDING LTD.
By:	/s/ Oktay Movsumov
Vice President

NRL ACQUISITION CORP.
By:	/s/ Oktay Movsumov
Attorney-in-fact for Nikolai Isaakov, President